EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces date for Q3-2025 Financial Results & Conference Call

Toronto, Ontario – July 28, 2025 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announces that it will file and release its third quarter financial results ending June 30, 2025, following the market close on Wednesday, August 13, 2025. This will be followed by a conference call at 5:00 p.m. EST on the same day, presented by CEO, Dr. Raj DasGupta and CFO, John Gibson to discuss the financial results and provide a business update.

Conference Call details:

•	Date: Wednesday, August 13, 2025
•	Time: 5:00 pm. Eastern Time (ET)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 264442
•	Webcast link: https://www.webcaster4.com/Webcast/Page/2975/52770

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 13, 2025 through August 27, 2025. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay passcode is 52770.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.